SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE LAUNCHES AN AUGMENTED REALITY (AR) CAMPAIGN

FOR HONDA, ITS SECOND BRANDED AR CAMPAIGN

FOR A MAJOR AUTO BRAND

February 10th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced the launch of a new Augmented Reality campaign for Honda, represented by Alghanim Motors in Kuwait. This is the second Augmented Reality (“AR”) campaign with a mainstream auto brand in the Middle East.

Alghanim Motors, the sole distributor for Honda products in Kuwait, is launching the new 2015 CRV and is leveraging Snipp’s augmented reality capabilities to educate customers on its new features and to turbocharge their launch advertisement in digital media. Snipp has created an interactive, immersive Augmented Reality campaign with multiple triggers showcasing different aspects of the car. One trigger loads an animation of the engine, another takes the customer on a virtual journey of all the new features, and a third plays an in-page launch video. In addition Snipp has added a “WIN an iPhone6” promotion built into the experience to incentivize people to sign up for test-drives.

Atul Sabharwal, CEO of Snipp, said, “We are thrilled with the launch of yet another AR campaign in the Middle East. With our innovative solutions using emerging technology, we are able to help our clients improve the quality and effectiveness of their sales efforts and enhance the user experience for customers. Previously the sales team would have to verbally explain the features and manually enter customer leads. With our AR solutions we are able to create a new sales paradigm for them.”

Please visit the all-new Snipp website http://home.snipp.com/ for more information.

About Snipp:

Snipp Interactive Inc. (www.snipp.com) builds cross-device shopper marketing solutions for brands to engage and interact with their customers. We provide a full spectrum of services including campaign conceptualization, rules and legal, design, execution, rewards provisioning and fulfillment. We have four main solution sets:

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Mobile Promotions and Contests: A turnkey contesting platform that provides a full range of mobile-based contests, from simple sweepstakes to instant win programs to tiered, multi-level games.

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Purchase Promotions / Receipt Processing: Snipp’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions. We support any qualification criteria, work across all retailers and all devices.

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Loyalty Programs: Snipp’s white-label loyalty engine allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached.

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Augmented Reality and Apps: Snipp produces cutting edge augmented reality campaigns and apps for leading brands around the world.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forwardlooking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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